Exhibit 99.3

MINERA ANDES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND PLAN OF OPERATIONS

This discussion and analysis of financial condition and plan of operations is prepared as at March 26, 2008 and should be read in conjunction with our audited consolidated financial statements and notes thereto for the years ended December 31, 2007 and 2006 which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Differences from U.S. GAAP are described in Note 13 to the audited consolidated financial statements. These statements along with additional information relating to Minera Andes, including our Annual Information Form for the year ended December 31, 2007, are available on SEDAR at www.sedar.com and on the SEC’s EDGAR system at www.sec.gov. Financial condition and results of operations are not necessarily indicative of what may be expected in future periods.

All amounts in this discussion are in U.S. Dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements

The information in this report includes “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (“1934 Act”) and applicable Canadian Securities legislation, and is subject to the safe harbor created by those sections. Factors that could cause results to differ materially from those projected include, but are not limited to, results of current exploration activities, the market price of precious and base metals, the availability of joint venture partners or sources of financing, and other risk factors detailed in our Annual Information Form “Risk Factors.”

Overview and Company History

Minera Andes was incorporated in Alberta in July 1994 and went public in November 1995 through an amalgamation with Scotia Prime Minerals, Incorporated, also an Alberta corporation. We are a reporting issuer in Alberta, British Columbia, Saskatchewan, Ontario and Nova Scotia and trade our common shares on the Toronto Stock Exchange (“TSX”) under the symbol MAI (prior to February 7, 2007 we traded on the TSX Venture Exchange). We are also a Form 40-F filer in the U.S. and trade on the NASD OTC Bulletin Board under the symbol MNEAF.

Our business grew out of a program begun by N.A. Degerstrom, Inc. (“Degerstrom”), a contract mining company based in Spokane, Washington, to identify properties in Argentina that possessed promising mineral potential. Based on the study of available remote sensing satellite data and experience gained from drilling work performed by Degerstrom, beginning in 1991 Degerstrom identified a number of areas which it believed had exploration potential and began the process of filing applications for exploration concessions with the provincial governments in Argentina and negotiating option agreements with private landowners. Degerstrom conveyed these property interests to Minera Andes in 1995.

In July 2003, we announced that Hochschild Mining plc (“Hochschild”) (formerly Mauricio Hochschild & Cia. Ltda. S.A.) had acquired 51% of the shares of the project company, Minera Santa Cruz S.A. (“MSC”), upon satisfaction of the vesting requirements of the Option and Joint Venture Agreement for the development of the San José gold/silver project in southern Argentina. The agreement required Hochschild to expend $3 million on the further exploration and development of the San José project, owned by MSC, in order to vest. Minera Andes holds a 49% interest in MSC through our subsidiary, Minera Andes S.A. (“MASA”).

Through 2003, Degerstrom provided management services to us and acted as operator of our properties and projects pursuant to an operating agreement entered into in March 1995 (“Operating Agreement”). Under the Operating Agreement, Degerstrom operated and managed the exploration program on all properties and provided related offsite administrative assistance as required. On December 2, 2003, we cancelled our Operating Agreement with Degerstrom, effective December 31, 2003.

Our current properties and projects consist of mineral rights and applications for mineral rights covering approximately 304,221 acres (123,133 hectares) in three Argentine provinces. The lands comprise option-to-purchase contracts, exploration, and mining agreements and direct interests through our filings for exploration concessions. At December 31, 2007, we were in the exploration stage, and had interests in properties in three provinces in the Republic of Argentina. We had the opening ceremony for our San José mine on June 26th, 2007 where production commenced in the third quarter of 2007. The San José project is located in the Santa Cruz province of southern Argentina.

Our management office is 111 E. Magnesium Road, Suite A, Spokane, Washington, 99208, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered address is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4 Canada.

Highlights for 2007

Significant achievements during the year include:

•

The San José mine commenced production during the third quarter of 2007 and approached full production by year-end. The processing plant, which is still in the commissioning phase, is expected to reach full capacity in first half of 2008. The mine is currently staffed with approximately 436 employees and 148 contractors. Based on a NI43-101 technical report filed in November of 2007 at a full production rate of 750 tonnes per day, the mine is forecasted to produce approximately 64 thousand ounces of gold and 3.9 million ounces of silver on an average annual basis for the life of the mine.

•

A total of 958,000 ounces of silver and 14,950 ounces of gold were produced at San José in 2007. Minera Andes owns 49% of the mine through its joint venture with the project operator, Hochschild. The first sales of metals from inventory at the San José mine occurred in December 2007 and included 92,000 ounces of silver and 1,490 ounces of gold. At year-end the mine had about 90% of its metal in inventory in the form of concentrates and doré,

•

In August 2007, the board of MSC approved a budget of $102.9 million for construction completion of the 750 tonnes per day operation, pre-production mine expansion costs, and costs related to the change in scope to the original mine plan incurred to date. In November 2007, the board of MSC approved project capital increases of $42.5 million. These capital increases are related to incremental costs associated with the processing facility at San José taking longer than anticipated to reach full capacity which required $34.1 million. At the end of 2007 Minera Andes investment in MSC totaled approximately $65 million.

•

Reserves at the San José mine increased by 100 percent primarily derived from drilling from 2006 thru June 30th, 2007. Proven and Probable Mineral Reserves: at June 30, 2007 were: 2.4 million tonnes grading 6.79 g/t gold and 430 g/t silver. The economic cutoff used to calculate the reserves is $94 per tonne (using a price of $500 per ounce for gold and $9.00 per ounce for silver).

•

Mineral potential at San Jose based on 2005-2006 drilling outside the existing mineral reserves/resources was estimated for three targets (Odin, Ayelén, and Frea extension) to total: 1.6-3.4 million tonnes, with 6-10 g/t gold and 200-600 g/t silver.

•

During 2007, approximately 28,585 meters of core drilling totaling 112 drill holes was conducted on several targets identified at San José. Drilling in the second half of 2007 has defined 2.8 km of strike length along the Odin and Ayelén veins that have significant potential to further increase the current reserves/resources at San José.

•

The board of our joint venture company made the formal decision to double production capacity from 750 tonnes per day to 1,500 tpd at the San José mine. Minera Andes estimates this will occur by 2008 year end.

•

Our cash position improved during 2007 through the raising of funds through equity financing, expansion of an existing credit facility, and through an early warrant exercise program. Equity offerings and warrant and option exercises provided a net of $28.4 million during the year and $17.5 million was drawn on the credit facility.

•

During November 2007, a definitive Option Agreement was executed by Minera Andes and Xstrata Copper on the Los Azules project. The Option Agreement consolidates into one package adjoining properties that straddle a large copper porphyry system. Our previous drilling reported the discovery of significant high-grade copper at the Los Azules property in Argentina. Drilling has returned intervals up to 1.62% copper over 221 meters and 1.00% copper over 173 meters in separate holes on the property.

•

At Los Azules a planned 2007-2008 exploration program of 24 holes totaling 10,000 meters, in two stages of 5,000 meters is currently underway. The exploration program at Los Azules is designed to define an inferred resource estimate and provide sufficiently detailed information to allow the completion of a Preliminary Assessment (as defined by NI 43-101) of the property by Q4 2008.

•

MSC arranged an in-house financing facility for up to $65 million from a Hochschild subsidiary to complete construction of the San José mine. The loan will be repaid only from MSC cash flow eliminating the need for typical bank required hedging of the gold and silver production. Also the loan is unsecured except for a security interest over Minera Andes’ right to payments from MSC and a charge over MSC’s accounts and money deposited therein.

•

An early warrant exercise program received gross proceeds of Cdn$3.9 million through the early exercise of 6,006,758 warrants on March 19, 2007. The incentive program was for the early exercise of three series of common share purchase warrants of the Company announced December 27, 2006. Under the incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles the holder to acquire a common share of the Company at the price of Cdn$1.75 per share until September 19, 2008.

•

Mr. Robert McEwen, founder and past Chairman of Goldcorp Inc. continues to hold approximately 24% of the issued and outstanding common shares of Minera Andes and is the largest shareholder of the company.

•

In December 2006, we received conditional listing approval to list our common shares on the TSX and we began trading on the TSX in February 2007. Trading on a senior exchange allows more investors to participate in our shares and is expected to benefit all shareholders.

•	We acquired several new exploration land packages in Argentina, and continued to pursue new growth opportunities.

Trends Affecting our Operations During 2007

Precious metals prices have now trended generally upward for nearly seven years. Silver prices have increased from a low of $4.30 in early April 2001 to $14.76 per ounce in December 2007, an average annual increase of 20%. Gold prices have increased from a low of $256 in early April 2001 to $838 per ounce in December 2007, an average annual increase of 19%. The higher precious metals prices increased our ability to equity finance during 2006 and 2007 as well as obtain other forms of financing.

The market for precious metal company equities generally strengthened during 2006 and 2007. Our common share price began the year at Cdn$1.48 and ended the year at Cdn$1.57. The increased interest in investing in gold and gold mining companies during the past four years has made exploration and development capital more readily available. As a result, we successfully raised $21.7 million of new equity funds during 2006 and $28.4 million in 2007, including option and warrant exercises, less issue costs. We used portions of the cash to make joint venture payments, acquire new exploration properties in Argentina, and to fund exploration and development activities at the San José project and other projects in our property portfolio. In 2008 we anticipate using our cash to maintain our interest in the San José project, to fund other exploration activities, and for other general corporate purposes.

Outlook and Strategy

Our principal business and development strategy is locating, acquiring, exploring, and, if warranted, developing mineral properties located in the Republic of Argentina. We carry out our business by acquiring, exploring, and evaluating mineral properties through our ongoing exploration program, and either joint-venturing or developing these properties further, or disposing of them if the properties do not meet our requirements.

Major goals and focus for 2008 and 2009 include the following:

•

Achieve expected recovery rates at the San José plant by mid-2008. Forecast production is 64,000 ounces of gold and 3,900,000 ounces of silver per year based on November technical report. Minera Andes’ attributable share of this is 49%.

•	Double capacity at the San José mine by the end of 2008. Initial capacity is 750 tonnes per day and the plant and infrastructure are currently being upgraded to 1,500 tonnes per day.

•

Increase reserves and resources at the San José project. MSC plans to conduct a program consisting of approximately 4,000 meters of surface drilling and 3,800 meters of underground drilling on several targets during 2008.

•

Complete the preliminary economic assessment on the Los Azules project by approximately Q4-2008. We continued drilling on the project during the fourth quarter of 2007 and expect to complete the drilling during this seasons drill program (approximately mid-December 2007 through early-April 2008). After the drilling is completed, three to four months time will be needed to assess the data.

•

Develop our other 100%-owned properties that have characteristics similar to the San José project. We plan to spend a minimum of $500,000 during 2008, subject to available finances, on other gold/silver properties in the Santa Cruz province in Argentina.

As more fully disclosed our Annual Information Form in “Risk Factors”, numerous factors could cause our estimates and expectations to be wrong or could lead our management to make changes in our plans. Under any of these circumstances, the estimates described above would likely change materially.

Argentina

Recent Mining and Economic History in Argentina

Argentina is the second largest country in South America, over 2.7 million sq. km in area. In 1983, Argentina returned to a multiparty democracy, which brought to an end nearly a half century of military intervention and political instability. The country then began to stabilize; however, it was not until 1989, with the election of the government under President Carlos Menem, that Argentina’s economy began to improve. Menem initiated economic reforms that included the privatization of many state companies and the implementation of the Convertibility Plan, which fixed the Argentine peso to the U.S. dollar at par, fully backed by reserves of foreign exchange, gold and dollar-denominated bonds of the Central Bank of Argentina. Results of the reforms were positive; Argentina’s gross domestic product grew at up to 8% per annum in the early 1990s and inflation dropped to between 1% and 3% per annum. However, following a recession in 1999 and 2000, a severe political and economic crisis occurred in late 2001. In early 2002 the government chose to devalue the peso, first to $1.00 to Peso$1.40, before allowing the Peso to float in February 2002. The economic reforms associated with the devaluation of the Peso included the conversion of all U.S. dollar denominated contracts into Pesos on a one-to-one basis and all US dollar bank accounts into Pesos. At the end of December 2005, the Peso stood at Peso$3.03 to $1.00; at the end of December 2006, the peso stood at Peso$3.06 to $1.00; and at the end of December 2007, the peso stood at Peso$3.15 to $1.00.

In 1993, the Mining Investments Act instituted a new system for mining investment to encourage mineral exploration and foreign investment in Argentina. Key incentives provided by the Act include guaranteed tax stability for a 30-year period, 100% income tax deductions on exploration costs, accelerated amortization of investments in infrastructure, machinery and equipment, and the exemption from import duties on capital goods, equipment and raw materials used in mining and exploration. Repatriation of capital or transfer of profits is unrestricted. Argentina’s mineral resources, administered by its 23 provinces, are subject to a provincial royalty capped at 3% of the “mouth of mine” value of production, although provinces may opt to waive this royalty.

Argentina’s mineral potential is largely unexplored, particularly in comparison to that of its immediate neighbors and, as a consequence, information pertaining to the country’s resource base is lacking. We initiated gold exploration in Argentina in 1991, in conjunction with Degerstrom. Our exploration efforts initially focused on evaluating prospects generated by 1960’s United Nations development exploration programs and on targets generated by satellite image analysis. We developed techniques of processing and interpreting satellite imagery to assist in identifying promising exploration targets. Currently, we are completing exploration work that includes geophysical surveys, mechanical trenching and reverse-circulation drilling on the most advanced targets in our property portfolio, and conducting grassroots exploration to evaluate our other properties and to generate new targets.

Property and Title in Argentina

The laws, procedures and terminology regarding mineral title in Argentina differ considerably from those in the United States and in Canada. Mineral rights in Argentina are separate from surface ownership and are owned by the federal government. Mineral rights are administered by the provinces. The following summarizes some of the Argentinean mining law terminology in order to aid in understanding our land holdings in Argentina.

1.	Cateo: A cateo is an exploration concession which does not permit mining but gives the owner a preferential right to a mining concession for the same area. Cateos are measured in 500 ha unit areas. A cateo cannot exceed 20 units (10,000 ha). No person may hold more than 400 units in a single province. The term of a cateo is based on its area: 150 days for the first unit (500 ha) and an additional 50 days for each unit thereafter. After a period of 300 days, 50% of the area over four units (2,000 ha) must be dropped. At 700 days, 50% of the area remaining must be dropped. Time extensions may be granted to allow for bad weather, difficult access, etc. Cateos are identified by a file number or “expediente” number. Cateos are awarded by the following process:

a.	Application for a cateo covering a designated area. The application describes a minimum work program for exploration;

b.	Approval by the province and formal placement on the official map or graphic register;

c.	Publication in the provincial official bulletin;

d.	A period following publication for third parties to oppose the claim;

e.	Awarding of the cateo.

The length of this process varies depending on the province, and commonly takes up to two years. Accordingly, cateo status is divided into those that are in the application process and those that have been awarded. If two companies apply for cateos on the same land, the first to apply has the superior right. During the application period, the first applicant has rights to any mineral discoveries made by third parties in the cateo without its prior consent. While it is theoretically possible for a junior applicant to be awarded a cateo, because applications can be denied, we know of no instances where this has happened.

Applicants for cateos may be allowed to explore on the land pending formal award of the cateo, with the approval of the surface owner of the land. The time period after which the owner of a cateo must reduce the quantity of land held does not begin to run until 30 days after a cateo is formally awarded. Our goal is to determine whether our cateos contain commercial grade ore deposits before portions of the cateos must be relinquished. Our ability to do so is dependent upon adequate financing for exploration activities. It is likely that several of our cateos will be relinquished after preliminary exploration because no promising mineral deposits have been discovered.

Until August 1995, a “canon fee”, or tax, of Peso$400 per unit was payable upon the awarding of a cateo. A recent amendment to the mining act requires that this canon fee be paid upon application for the cateo.

2.	Mina: To convert an exploration concession to a mining concession, some or all of the area of a cateo must be converted to a “mina”. Minas are mining concessions which permit mining on a commercial basis. The area of a mina is measured in “pertenencias”. Each mina may consist of two or more pertenencias. “Common pertenencias” are six hectares and “disseminated pertenencias” are 100 ha (relating to disseminated deposits of metals rather than discrete veins). The mining authority may determine the number of pertenencias required to cover the geologic extent of the mineral deposit in question. Once granted, minas have an indefinite term assuming exploration development or mining is in progress. An annual canon fee of Peso$80 per pertenencia is payable to the province.

Minas are obtained by the following process:

a.	Declaration of manifestation of discovery in which a point within a cateo is nominated as a discovery point. The manifestation of discovery is used as a basis for location of pertenencias of the sizes described above. Manifestations of discovery do not have a definite area until pertenencias are proposed. Within a period following designation of a manifestation of discovery, the claimant may do further exploration, if necessary, to determine the size and shape of the orebody.

b.	Survey (“mensura”) of the mina. Following a publication and opposition period and approval by the province, a formal survey of the pertenencias (together forming the mina) is completed before the granting of a mina. The status of a surveyed mina provides the highest degree of mineral land tenure and rights in Argentina.

3.	Estaca Minas: These are six-hectare extensions to existing surveyed minas that were granted under previous versions of the mining code. Estaca minas are equivalent to minas. New Estaca minas were eliminated from the mining code in August 1996.

4.	Provincial Reserve Areas: Provinces are allowed to withdraw areas from the normal cateo/mina process. These lands may be held directly by the province or assigned to provincial companies for study or exploration and development.

All mineral rights described above are considered forms of real property and can be sold, leased or assigned to third parties on a commercial basis. Cateos and minas can be forfeited if minimum work requirements are not performed or if annual payments are not made. Generally, notice and an opportunity to cure defaults is provided to the owner of such rights.

Grants of mining rights, including water rights, are subject to the rights of prior users. Further, the mining code contains environmental and safety provisions administered by the provinces. Prior to conducting operations, miners must submit an environmental impact report to the provincial government describing the proposed operation and the methods to be used to prevent undue environmental damage. The environmental impact report must be updated biennially, with a report on the results of the protection measures taken. If protection measures are deemed inadequate, additional environmental protection may be required. Mine operators are liable for environmental damage. Violators of environmental standards may be caused to shut down mining operations.

Mineral Properties and Exploration

Los Azules Project

The Los Azules project was discovered by Minera Andes’ geologists in the 1990’s through regional exploration near the Argentina/Chile border in San Juan province, Argentina. On November 2nd, 2007 Minera Andes and its subsidiary company Minera Andes S.A. (“MASA”) and Xstrata Copper contributed their respective properties into an Option Agreement replacing the November 2005 non-binding letter of intent regarding the Los Azules porphyry copper project. Xstrata Copper and Minera Andes had been working on separate, adjoining properties that straddle a large copper porphyry system now consolidated into one package under the Option Agreement. Xstrata Copper is one of the commodity business units within Xstrata plc.

Under the Option Agreement, MASA has the right to earn a 100% interest in Xstrata Copper’s property by spending at least US$1.0 million on the property by November 2010, making payments to keep the property in good standing and producing a preliminary economic assessment (to NI 43-101 standards). If in the opinion of Xstrata Copper, the preliminary assessment shows the potential to economically produce 100,000 tonnes (200 million pounds) of contained copper per year for 10 years or more then Xstrata Copper will have a right to earn a 51% interest in the combined properties (“the Back-in Right”). To satisfy the conditions of the Back-in Right, Xstrata Copper must assume control and responsibility for the combined properties, make a cash payment to Minera Andes of three times MASA’s expenditures incurred on the combined properties after the 25th of November 2005 and complete a bankable feasibility study within five years of its election to exercise the Back-in Right. In the event that the preliminary assessment does not, in Xstrata Copper’s opinion, meet the criterion contemplated above, Xstrata Copper’s interest would be limited to a right of first refusal on a sale of the combined properties, or any part thereof. All lands that make up the combined properties’ mineral applications are subject to a provincial mouth of mine royalty of between zero and 3%. This royalty will be negotiated with the province of San Juan as the project advances.

If Xstrata Copper advises MASA of its intention to exercise Xstrata Copper’s Back-in Right for a 51% interest, Minera Andes will be required to form a new Argentinean operating company and transfer the combined properties to the operating company. Following the completion of its Back-in Right, Xstrata Copper will also be required to use commercially reasonable efforts to obtain project financing for the development of a mine as contemplated by the bankable feasibility study. If the project financing arrangements are accepted by MASA and such financing completes, Xstrata Copper will earn an additional 4% interest in the project, thereby reducing MASA’s interest from 49% to 45%. If project financing is not available or not accepted by MASA, the project may proceed without third party financing.

MASA and Xstrata Copper are to use good faith efforts to negotiate and execute a shareholders’ agreement governing the operating company after the date that Xstrata Copper notifies MASA of its intention to exercise the Back-in Right. The activities that may be undertaken by the operating company while Xstrata Copper is completing its back-in and thereafter, until a shareholders agreement is signed, will be limited to those activities necessary to deliver the Bankable Feasibility Study. From the date that Xstrata Copper satisfies the conditions of the Back-in Right up until the date on which a shareholders agreement is signed, each of MASA and Xstrata Copper will have a right of first refusal over any bona fide offer received by the other party from a third party purchaser (other than an affiliate) to purchase any of its interest, directly or indirectly, in the project.

The obligation of Xstrata Copper to seek project financing and the limitations placed on the operating company will cease if MASA transfers, directly or indirectly, its interest in the project (other than to an affiliate) or in the event of a change of control of MASA, regardless of whether MASA and Xstrata Copper have entered into a shareholders agreement.

The obligations of MASA under the Option Agreement are guaranteed by Minera Andes and the obligations of Xstrata Copper are guaranteed by Xstrata Queensland Limited. Minera Andes is prohibited from entering into certain transaction resulting in its disposing its interest in the project or certain portion of its interest in Minera Santa Cruz S.A., unless the acquirer assumes Minera Andes’ guarantee obligations under the Option Agreement.

The combined Minera Andes-Xstrata Copper property package (approx. 7,500 Ha) encompasses a large, enriched (chalcocite) copper zone at Los Azules. The 2006-2007 field season exploration program completed 11 drill holes totaling 3,714 meters in the copper target. Several holes ended in copper mineralization, including AZ-07-24D that bottomed in high-grade copper over 1 percent.

Currently underway is a planned 2007-2008 exploration program of 24 holes totaling 10,000 meters, in two stages of 5,000 meters. The 2007-2008 field season Los Azules extends from November 2007 to April 2008.

The exploration program at Los Azules is designed to define an inferred resource estimate and provide sufficiently detailed information to allow the completion of a Preliminary Assessment (as defined by NI 43-101) of the property.

Over half the drilling to define a copper resource has been completed to date and drilling is in progress this field season over the known area of leachable (chalcocite) and sulfide (chalcopyrite) copper mineralization as currently defined. The area of drilling covers approximately 2.5 kilometers by 0.9 kilometers within the enriched copper target currently identified at Los Azules that is about 3.3 kilometers long and 0.9 kilometers wide. Holes will be drilled at a nominal grid spacing of 200 meters east-west and 400 meters north-south. Where needed fill in holes will be drilled on the 200 meter north-south grid lines.

Drilling this season started on the northern half of the mineralized copper target where AZ-06-19 encountered 221 meters of mineralization averaging 1.62% copper that was 200 meters from hole AZ-06-20 containing 173 meters of 1.00% copper. Drilling will also include infill drilling on the southern half of the target. The holes will be drilled to a depth of approximately 350 meters. This drilling will test a known area of leachable (chalcocite) and sulfide (chalcopyrite) copper mineralization currently defined by 26 drill holes.

Assay results are in from the first core hole drilled in the 2007-2008 field season at the Los Azules porphyry copper project. Hole AZ-07-30 encountered 113 meters of 1.04 % copper within a larger zone of 200.8 meters of 0.89 % copper.

As of mid March 2008, seven vertical core holes have been completed totaling 2,528 meters of the 5,000 meter, 12 hole drilling Stage I program underway as part of the 2007-2008 exploration program Four holes are currently being drilled and assays are pending for six holes. Hole AZ-07-30 was drilled near the northeast of currently defined area of copper mineralization. The upper 123 meters of the hole contained leached cap rocks underlain by high-grade porphyry copper mineralization to 323.8 meters.

Consultants and an independent engineering firm have been retained to monitor the program and prepare the NI 43-101 resource estimate and Preliminary Assessment report. The fieldwork is being managed by Minera Andes’ technical staff with the assistance of Nivaldo Rojas and Associates.

The highlights from the previously reported 2005, 2006, and 2007 drilling campaigns are listed in Table 1 below with several holes ending in copper mineralization, including AZ-07-24D and AZ-06-19 that bottomed in high-grade copper over 1 percent.

Table 1. Significant Drilling Results at Los Azules, 1998 to 2007
		Intersection			Total
Drill Hole	TD (m)	From (m)	To (m)	Interval* (m)	Copper (%)
AZ-04-01 (core)	195	130	195	56	0.62
Includes:		150	192	36	0.82
AZ-04-02 (core)	330.5	164	304	140	0.38
Includes:		164	190	26	0.47
Includes:		230	304	72	0.42

AZ-04-04 (core)	300.8	162	282	120	0.54
Includes:		162	202	40	0.59
Includes:		236	282	46	0.64
AZ-04-07 (core)	168.8	96	152	56	0.44
Includes:		126	152	26	0.58
LA-04-98 (RC)	250	117	250	133	0.47
LA-06-98 (RC)	250	61	250	189	0.44
Includes:		157	250	93	0.64
LA-08-98 (RC)	220	77	220	143	0.55
Includes:		103	220	117	0.61
LA-03-04 (RC)	226	94	226	132	0.40
Includes:		104	114	10	1.12
AZ-06-10 (core)	261.35	174	261.35	87.35	0.83
AZ-06-11 (core)	270.7	158.7	270.7	158.7	0.51
AZ-06-14 (core)	224.55	136	178	42	1.13
Includes:		136	158	22	1.40
AZ-06-17 (core)	183.5	66	183.5	117.65	0.63
Includes:		66	124	58	0.84
AZ-06-19 (core)	299.4	78.25	299.4	221.15	1.62
Includes:		78.25	116	37.75	2.22
Includes:		134	146	12	3.94
AZ-06-20 (core)	253.3	80	253.3	173.3	1.00
Includes:		80	98	18	1.69
Includes:		98	182	84	1.12
AZ-07-22 (core)	271.2	119	257	138	0.62
Includes:		119	155	36	0.99
Includes:		119	139	20	1.24
Includes:		155	257	102	0.49
Includes:		213	227	14	0.71
AZ-07-24D (core)	278.2	124	278.2	154.2	0.54
Includes:		124	160	36	0.80
Includes:		160	202	42	0.50
Includes:		202	234	32	0.34
Includes:		234	278.2	44.2	0.66
Includes:		234	254	20	0.74
Includes:		264	278.2	14.2	0.87
AZ-07-29B	226.85	126	216	90	0.71
Includes:		126	154	28	0.86
Includes:		170	204	34	0.92
* True thickness of the copper mineralization is undetermined.

All results have been reviewed by Brian Gavin, Minera Andes’ vice president of exploration, an appropriately qualified person as defined by National Instrument 43-101. All samples were collected in accordance with industry standards. Splits from the drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for sample pulp preparation and to ALS Chemex Laboratories, Mendoza, during the 2004 field season and to ACME Analytical Laboratories, Mendoza, during the 2006 and 2007 field seasons, for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays and by reanalysis of 10% of samples at the Alex Stewart Assayers, Argentina, S.A. lab in Mendoza Argentina.

San José Project

The San José project area covers 50,491 ha, comprising 46 contiguous Mining Claims (8 “Minas” or approved mining claims; and 38 “Manifestations” or claims that are in the application process for mining claim status) and one exploration claim (cateo) located in the western half of the province of Santa Cruz. The San José project is operated by Minera Santa Cruz S.A. (“MSC”) (owned 51% by Hochschild Mining plc (“Hochschild”) (HOCM.L Reuters, HOC LN Bloomberg, London Stock Exchange) and 49% by Minera Andes. Hochschild has over forty years experience in the exploration, evaluation and extraction of precious metal epithermal vein deposits in Latin America. In addition, Hochschild has extensive experience in underground mining and operates several underground epithermal vein mines located throughout theAmericas that are geologically similar to the San José project.

The San José mine celebrated its inaugural ceremony on June 26, 2007 and commenced production during the third quarter of 2007. The mining operation approached full production by year-end and the process plant, which is still in the commissioning phase, is expected to reach full capacity in first half of 2008. The mine is currently staffed with approximately 436 employees and 148 contractors. Based on a new NI43-101 technical report filed in November of 2007 (filed at www.sedar.com) a start-up production rate of 750 tonnes per day, the mine at full production is forecasted to produce approximately 64 thousand ounces of gold and 3.9 million ounces of silver on an average annual basis for the life of the mine.

In 2007 reserves at the San José mine increased by 100 percent primarily through drilling from 2006 thru June 30, 2007. The Technical Report filed in November of 2007 includes updated reserves and mineral resources identified from first-half 2007 exploration drilling, underground development and conversion of 2006 mineral resources into mineral reserves at the San José project in Santa Cruz province, southern Argentina. In addition the report also quantifies areas of mineral potential based on drilling.

Some highlights of the new Technical Report by AMEC Americas Limited (AMEC) are as follows (all amounts are expressed in U.S. dollars, unless otherwise indicated):

•

Proven and Probable Mineral Reserves: at June 30, 2007 were: 2.4 million tonnes grading 6.79 g/t gold and 430 g/t silver. The economic cutoff used to calculate the reserves is $94/t (using a price of $500 for gold and $9.00 for silver and taking into account metallurgical recoveries).

•	Gold contained: 521,000 ounces of Proven and Probable Mineral Reserves

•	Silver contained: 38 million ounces of Proven and Probable Mineral Reserves

•	Production: 750 t/day at full production mining rate

•	Forecast average operating costs of: $3.92 per ounce silver equivalent

•	Mine life increased from 5.2 yrs to 9 yrs

•	Forecast average gold production: 64,000 ounces per year at full production

•	Forecast average silver production: 3.9 million ounces per year at full production

•	Mineral potential was estimated for three targets to total: 1.6-3.4 million tonnes, with 6-10 g/t gold and 200-600 g/t silver

The new Technical Report by AMEC entitled “San José Property San Cruz Province, Argentina NI 43-101 Technical Report”, was authored by Pierre Rocque (P. Eng.), William Colquhoun (FSAIMM), Emmanuel Henry MAusIMM (C.P.), and Armando Simon, R.P. Geol., AIG, appropriately qualified persons according to NI 43-101. The results from the new report indicate that the 2006 core drilling program (128 holes totaling 22,047 meters) and 2007 development and drilling on the Kospi and Frea veins at San José increased silver and gold reserves by 100% (on a tonnage basis) from the level announced in the our September 2007 Technical Report. Work at San José through mid-2007 has increased the mineral resources and mineral reserves from an exploration drilling campaign, and development of the underground workings. We expect further increases in the mineral reserves and mineral resources from these programs. At the current mining production rate of 750 t/d the new mineral reserves that include the Kospi vein indicate a mine life of 9 years at San José, an increase of 73% over the existing mine life of 5.2 years.

San José Mine

The drilling completed on the San José mine at year end 2006 to June 30th, 2007 indicate an increase of 88% in contained silver equivalent and the mine now contains over 64 million silver equivalent ounces in the Proven and Probable Mineral Reserve categories (see reserves tables below). This increase in mineral reserves is primarily due to the addition of the Kospi vein and new development and drilling on trend of the Frea vein. Estimated mine life is 9.0 years with the current reserves at a 750 t/d mining rate.

The Kospi vein, discovered in 2005, is the first target that has been converted to a mineral reserve out of several high-priority drill targets identified on the property through early reconnaissance drilling and surface exploration programs. Other priority targets are Odin (A and B), Ayelén, Flor, Huevos Verdes West, Kospi 1, Kospi South, Lourdes, Frigga, Aguas Vivas, Roadside, and Portuguese West. Though these targets are early stage we believe that they have significant discovery potential for gold and silver mineralization. During 2007, approximately 28,587 meters of core drilling totaling 113 drill holes was conducted on several of these targets identified at San José.

The technical report by AMEC, uses a long-term gold price of $575 per ounce (oz) and $9.00 per oz for silver for estimating mineral reserves in its economic analysis. The average cash operating costs are estimated at $94/tonne of ore processed, or $235/ounce gold equivalent. AMEC estimates the San José a remaining capital expense from the initial capital cost budget to the amount of approximately $20.8 million. The base case Net Present Value (NPV), using an 8% discount rate, is $91 million. Based on the parameters listed above, the undiscounted NPV representing cumulative cash flow is $150 million.

The San José mine is ramping up from the start up in the third quarter of 2007 to full commercial production. Approximately eleven kilometers of underground workings have been developed at the mine along with the associated infrastructure. Power is supplied by four diesel generators. The mine is designed to produce 750 t/d of ore from three separate structures, the Frea, Huevos Verdes, and Kospi veins, using underground mining methods. Mechanized cut and fill mining is used as the primary mining method supplemented with conventional cut and fill mining.

The processing facility utilizes a Gekko Gravity-Flotation-Intensive Leaching (GFIL) process, direct electrowinning and resin column absorption for the production of the final product a gold-silver doré. Due to the potential for additional risk with a newer process technology that might result in lower throughput and metallurgical recoveries AMEC has reduced expected recovery of gold to 75% and silver to 65% in the first year of production. They have assumed the average life of mine recovery of 90% for gold and 88% for silver in the second year. As a result there is some risk that additional plant modifications and commissioning time could be required to achieve these increased recoveries and that there would be additional capital costs.

Mineral Resources, Reserves

The new San José mineral resource and mineral reserve estimates, mine life, and mining rates, disclosed herein are based on work from our joint venture partner that was audited and adjusted by independent qualified persons Emmanuel Henry, MAusIMM (CP), and Pierre Rocque, P. Eng. at AMEC. The mineral resources and reserves remain open along strike and at depth in some areas.

At June 30, 2007 total Measured and Indicated Mineral Resources at the San José Project were 602,000 ounces of gold and 38.0 million ounces of silver, contained in 2.4 million tonnes grading 7.91 g/t gold and 500 g/t silver or 74 million ounces of silver on a silver equivalent basis (see table below). An additional 58,000 ounces of gold and 3.3 million ounces of silver, in 230,000 tonnes, grading 7.80 g/t gold and 452 g/t silver are classified as Inferred Resources. The economic cutoff used to estimate the mineral resources is $45/t (using a price of $500 per ounce for gold and $9.00 per ounce for silver). Gold mill recovery used for the mineral resource estimate is 89.65% and silver mill recovery is 90.49%. Gold commercial recovery used for the mineral resource estimate is 99.68% and 99.75%

Mineral Resources* – Measured and Indicated

Area Resources (6/30/07)	Grades		Classified Resource			Contained Ounces
	Au (g/t)	Ag (g/t)	Total Resource (t)	Measured (t)	Indicated (t)	Gold (oz)	Silver (oz)	Silver equivalent (oz)
Huevos Verdes South	7.04	520	615,000	290,000	325,000	139,000	10,296,000	18,636,000
Frea	8.72	384	950,000	354,000	596,000	266,000	11,745,000	27,705,000
Kospi	7.63	622	800,000	0	800,000	196,000	15,991,000	27,751,000
Total Project Oct. 21, 2005	9.32	494	1,097,000	167,000	930,000	327,000	17,343,000	36,972,000
Total Project Dec 31, 2006	8.33	522	1,779,000	291,000	1,488,000	477,000	29,847,000	58,467,000
Total Project 06/30/07	7.91	500	2,365,000	645,000	1,721,000	602,000	38,032,000	74,092,000
Percentage change			+33			+26	+27	+27

*	Note: Contains 100 percent of the resources, Minera Andes ownership of the project is 49%. Mineral Resources are inclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Silver/gold equivalency 1oz gold = 60 oz silver.

The resource models were developed using industry-accepted methods. AMEC validated the model estimates, and after some adjustments, found them to reasonably estimate grade and tonnage. The mineral resource estimates are compliant with CIM Definition Standards for Mineral Resources and Mineral Reserves as incorporated by reference in NI 43–101. AMEC notes, however, that the resource classification criteria applied are generous and are at the limit of what AMEC would qualify as reasonable. AMEC also notes biases of 18% and 21% for gold and silver, respectively, at Huevos Verdes South. Even larger biases are observed at Huevos Verdes Ramal. This may not have a material impact at the scale of the property, but it will have a local impact.

At June 30th, 2007 the Proven and Probable Mineral Reserves, based on an overall economic cutoff off of $94/t (using a price of $500/oz for gold and $9.00/oz for silver), are 2.4 million tonnes at 6.79 g/t gold and 430 g/t silver, containing 521,000 ounces of gold and 33,017,000 ounces of silver. The mineral reserves also take into account marginal blocks of ore located on the periphery of higher grade zones. The marginal cutoff for these blocks was $45/t. The marginal cutoff was defined by the value of ore that meets the variable costs, but not the fixed costs. A 15% unplanned dilution and a 5% mining loss were used in the calculation for the October 21, 2005 mineral reserves and a 12% unplanned dilution and 5% mining loss has been used in the April 30th, 2007 and June 30th, 2007 mineral reserve estimations.

Mineral Reserves* – Proven and Probable

Area Reserves (6/30/07)	Grades		Classified Reserve			Contained Ounces
	Au (g/t)	Ag (g/t)	Total Reserve (t)	Proven (t)	Probable (t)	Gold (oz)	Silver (oz)	Silver Equivalent (oz)
Huevos Verdes	5.62	417	595,000	307,000	288,000	108,000	7,974,000	14,454,000
Frea	7.77	343	937,000	350,000	587,000	234,000	10,321,000	24,361,000
Kospi	6.52	536	854,000	—	854,000	179,000	14,722,000	25,462,000
Total Project Oct. 21, 2005	7.7	406	1,160,859	174,241	986,626	288,000	15,229,000	32,515,000
Total Project 4/30/07	7.89	417	1,195,000	311,000	884,000	303,000	16,028,000	34,224,000
Total Project 6/30/07	6.79	430	2,386,000	657,000	1,729,000	521,000	33,017,000	64,277,000
Percentage Change			+100			+72	+106	+88

*	Note: Contains 100 percent of the reserves, Minera Andes ownership of the project is 49%. Silver/gold equivalency 1oz Au = 60 oz Ag.

The mineral resource and mineral reserve estimates are based on 472 (76,478 meters) drill holes and trenches holes and 2,733 channel samples taken from underground workings constructed at Huevos Verdes, Frea, and Kospi. The nominal spacing at Huevos Verdes and Frea is approximately 35 meters along strike (horizontally) and 50 meters vertically and at Kospi it is approximately 40 meters by 40 meters.

The following summarizes the key assumptions, parameters and methods used in the mineral resource and mineral reserve estimates:

•

Gold assays were cut to 65 g/t, 10 g/t, 50 g/t, 50 g/t and 50 g/t and 30 g/t at Huevos Verdes South, Central, North, Ramal, Frea and at Kospi respectively. Silver assays were cut to 6,000 g/t, 500 g/t, 4,000 g/t, 5,000 g/t, 3,000 g/t and 2,700 g/t at Huevos Verdes South, Central, North, Ramal, Frea, and at Kospi, respectively.

•	Density values used for the estimate are 2,595 t/m3 for Huevos Verdes, 2.611 t/m3 for Frea, and Kospi.

•	The geological model was developed using a series of northeast oriented sections spaced approximately 5 meters to 50 meters apart.

•	Assays were composited to full vein-width interval.

•	The estimation was done using Ordinary Kriging coupled with oriented search ellipses.

•	Block grades were estimated based on interpretation of geological parameters logged in drill holes.

•	Included in the mineral resource estimate at Huevos Verdes and Frea are 2,733 chip channel samples taken from the underground workings.

San José—Mineral Potential

The new Technical Report also estimates the mineral potential at San José based on 2005-2006 drilling outside the existing mineral reserves/resources. Mineral potential was estimated using long section based blocks with 2 to 8 drill holes per target for the Odin, Aylen, and Frea extension targets. The mineral potential for these targets based on the current drilling is estimated to total 1.6 to 3.4 million tonnes ranging from 6 to 10 g/t gold and 200 to 600 g/t silver.

The estimation used a conventional method, based on the interpretation of mineralized blocks on vertical longitudinal sections, the calculation of block areas, average horizontal widths and weighted average grades of the mineralized intersections, and the subsequent calculation of block tonnages and weighted average grades.

AMEC’s estimation has also considered the following procedures and assumptions:

•	For Ayelén and Odín, AMEC used the composite vein true thicknesses and grades provided by Minera Andes. Composite grades were capped at 10 g/t Au and 500 g/t Ag.

•

For Frea, AMEC used the individual sample lengths and assays. Individual assays were capped at 25 g/t Au and 1,000 g/t Ag. In such cases where splits were present in the proximity of the main vein (less than 10 m along the hole), the estimation considered the combined thickness and weighted average grade of the split and the vein. Splits located at greater distances were not included in the estimation.

•	For the estimation of horizontal thicknesses, AMEC assumed that all veins dip 70°, and that all holes were drilled with 50° dip.

•	Whenever necessary, horizontal thicknesses were diluted to 1 m minimum mining width.

•	AMEC considered a 2.65 t/m3 bulk density.

It should be emphasized that this estimation is conceptual in nature, that there has been insufficient exploration to define a mineral resource, and that it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Potential Tonnages and Grades of Selected Exploration Targets

Vein target	Tonnage (Million tonnes)		Gold (g/t)		Silver (g/t)
	Minimum (Min)	Maximum (Max)	Min	Max	Min	Max
Ayelén	0.2	0.4	7	11	300	700
Odin	1.0	2.0	6	10	200	600
Frea Extensions	0.4	1.0	6	10	200	600
Total	1.6	3.4	6	10	200	600

Allen V. Ambrose, Minera Andes’ President, who is an appropriately “qualified person” as defined by National Instrument 43-101, has supervised the preparation of the information in this description of San José.

Further supporting the mineral potential described in the technical report at San José, new drilling in the fourth quarter of 2007 defined 2.8 km of strike length along the Odin and Ayelén veins that have significant potential to further increase the current reserves/resources. The highest grade intercept from this drilling campaign was in hole SJD-412 that encountered 52.44 g/t (1.69 ounces per ton “opt”) gold and 1,147 g/t (37 opt) silver over 1.68 meters.

During 2007, approximately 28,587 meters of core drilling totaling 113 drill holes was conducted on several targets identified at San José. In September thru December of 2007, 82 holes totaling 20,274 meters were drilled at the Frea, Odin, Ayelén, Frigga, and Lourdes targets. Assay results for 19 drill holes are still pending. Three of the areas (Frea, Odin, and Ayelén) contained high-grade gold/silver mineralization discovered in late 2005 through reconnaissance drilling of blind geophysical targets.

The majority of the fourth quarter 2007 drilling concentrated on the Odin and Ayelén veins covering approximately 2.8 kilometers of strike length along these open-ended mineralized veins. The drilling completed in 2007 extended the known mineralization along the Odin and Ayelén vein trends another 1000 meters along strike – more than a 64% increase in strike length from the 2005 discovery drilling.

The discovery of new high-grade silver/gold mineralization in veins such as Odin, Ayelén and Frea represents additional mineralization that can add to the current reserves/resources at the project where production has recently commenced. These discoveries also indicate the large mineral potential of the San José property where more than 40 kilometers of vein trend target is currently known to exist, and of which less than 15% has been explored to date.

San José—Odin Vein

During the 2007 campaign, 30 holes were drilled on the Odin target and the vein is currently defined by a total of 44 holes in an area approximately 1600 meters along the strike of the vein to a depth of approximately 200 meters (see map in March 7, 2008 New Release). Highlights of the program included the identification of massive and banded quartz veining with disseminated pyrite and argillic alteration. The Odin vein remains open along strike and to depth.

High-grade gold and silver mineralization was intersected in the fourth quarter 2007 drilling campaign at the Odin vein (see table below). The highest grade intercept drilled in this drilling campaign is described above. Highlights of the Odin vein drilling include values up to 0.46 meters of 34.43 g/t (1.11 opt) gold and 321 g/t (10 opt) silver (SJ-368) which is part of a larger interval running 3.15 meters of 10.57 g/t (0.34 opt) gold and 244 (8 opt) g/t silver. Hole SJD-398 contains 0.50 meters of 6.30 g/t (0.20 opt) gold and 1074 g/t (35 opt) silver at depth of 220 meters below surface. See table below for important intercepts.

San José—Ayelén Vein

Drilling in the fourth quarter has expanded the Ayelén high-grade gold silver vein to a strike length of 1200 meters and a depth of 200 meters (see map in News Release dated March 7, 2008). A total of 45 holes have been drilled on the Ayelén vein with 37 holes drilled in the 2007 campaign. The Ayelén vein structure is sub parallel to the Odin vein and dips in the same direction southwest.

Significant intercepts (see table below) at Ayelén include SJD-397 that encountered 28.22 g/t (0.91 opt) gold and 1,759 g/t (57 opt) silver over 1.02 meters. Drill hole SJD-426 encountered 1.53 meters grading 8.21 g/t (0.26 opt) gold and 1,161 g/t (37 opt) silver within a larger interval of 2.95 meters of 5.41 g/t (0.17 opt) gold and 804 g/t (26 opt) silver. Hole SJD-428 encountered 1.55 meters containing 15.41 g/t (0.50 opt) gold and 736 g/t (24 opt) silver.

San José—Frea Vein

The Frea vein is located 2 kilometers northeast of the Huevos Verdes vein, and both veins are currently being mined on several levels. Proven reserves of 587,000 tonnes and probable reserves 350,000 tonnes ( totaling 937,000 tonnes grading 7.77 g/t gold and 343 g/t silver – see November 26, 2007 News Release) at the Frea vein are currently delineated over a strike length of about 575 meters and to a depth of approximately 350 meters below the surface. The drilling completed in 2007 extends the known mineralization along the Frea vein trend another 500 meters along strike—an increase of 87% in strike length. Frea Vein mineralization now extends for 700 meters of strike and it remains open to further expansion to the northwest and to depth.

The 2007 drilling concentrated on infill and drilling the northwest extension of the Frea vein. Significant drilling results include SJD-364 that encountered 11.57 g/t (0.37 opt) gold and 1,291 g/t (42 opt) silver over 3.64 meters of high grade mineralization. Drill hole SJD-386 encountered 1.50 meters grading 12.87 g/t (0.41 opt) gold and 710 g/t (23 opt) silver. Hole SJD-391 encountered 1.47 meters containing 9.41 g/t (0.30 opt) gold and 758 g/t (24 opt) silver. In 2007, the drilling at the Frea vein indicates that it is an open-ended mineralized silver/gold vein. Assay results are pending for hole SJD-442.

September thru December 2007 Drilling Highlights, San José Project

Drill Hole/Vein	From (meters)	To (meters)	Interval (meters)	Au (g/t)	Ag (g/t)
Frea
SJD-364	142.26	145.90	3.64	11.57	1,291
SJD-367	291.78	293.86	2.08	1.54	30
SJD-383	125.77	126.15	0.38	0.30	78
SJD-386	128.20	128.75	0.55	1.86	118
and	171.90	173.40	1.50	12.87	710
SJD-391	62.53	64.00	1.47	9.41	758
Odin
SJD-366	130.2	130.57	0.37	2.63	226
SJD-368	101.20	104.35	3.15	10.57	244
includes	101.20	103.13	1.93	15.25	334
includes	102.57	103.13	0.56	34.43	321
SJD-369	144.7	145.52	0.82	8.44	539
SJD-371	130.2	130.22	0.20	0.23	22
SJD-375	123.38	124.02	0.66	0.76	146
SJD-376	66.50	66.95	0.45	0.66	213
SJD-379	198.94	202.45	3.51	3.74	108
includes	198.94	199.24	0.30	9.29	360
includes	200.87	202.45	1.58	5.06	144
SJD-381	193.65	194.82	1.17	4.15	85
SJD-382	108.44	109.33	0.89	0.36	49

SJD-384	219.85	220.35	0.50	0.23	16
SJD-388	230.23	230.55	0.32	1.51	10
SJD-392	114.21	116.28	2.07	3.59	418
includes	114.80	115.48	0.68	6.99	951
and	134.80	135.80	1.00	1.23	189
SJD-398	125.80	126.30	0.50	6.30	1,074
SJD-401	115.60	116.05	0.45	0.45	47
SJD-403	150.20	151.80	1.60	5.20	72
SJD-404	222.10	222.90	0.80	0.99	33
SJD-409	60.87	62.40	1.53	1.05	131
SJD-412	116.66	118.34	1.68	52.44	1,147
and	122.53	123.3	0.77	4.43	335
SJD-414	58.70	61.50	2.80	6.23	110
SJD-419	115.53	116.50	0.97	3.32	90
SJD-420	234.50	235.00	0.50	0.53	95
SJD-423	136.76	137.18	0.84	3.52	388
Ayelén
SJD-363	74.4	75.9	1.50	2.57	297
and	168.70	169.70	1.00	5.97	587
SJD-374	155.66	156.85	1.19	11.67	721
SJD-385	106.15	115.40	9.25	4.10	248
includes	106.87	108.35	1.48	11.95	240
and	111.95	115.40	3.45	3.65	343
SJD-387	204.68	205.68	1.00	0.48	62
SJD-390	203.20	204.09	0.89	1.10	196
SJD-394	228.70	229.80	1.10	3.30	482
SJD-397	186.88	187.90	1.02	28.22	1,759
SJD-406	177.93	178.90	0.97	0.04	450
SJD-412	135.4	140.53	5.13	7.11	382
and	138.81	140.53	1.72	15.41	461
SJD-420	234.50	235.00	0.50	0.53	95
SJD-421	208.20	210.25	2.05	4.60	294
SJD-422	118.35	119.10	0.75	0.13	39
SJD-425	94.35	96.00	1.65	4.86	67
SJD-426	234.07	237.02	2.95	5.41	804
including	234.63	236.16	1.53	8.21	1,161
SJD-427	75.45	77.90	2.45	6.42	861
SJD-428	77.65	79.20	1.55	15.41	736
SJD-429	101.68	103.20	1.52	4.51	584
SJD-430	236.37	237.00	0.63	4.54	656
and	241.34	243.44	2.1	3.05	308
SJD-431	124.70	125.04	0.34	0.01	684

*	All of the drill holes are angle holes. True thickness of the vein is undetermined.

In addition to the holes listed in the table above, four holes (SJD-370, 372, 377, and 395) were drilled in the Lourdes target plus five holes (SJD-400, 402, 405, 408, and 413) were drilled in the Frigga target and one hole SJD-396 was drilled at the Kospi vein. These holes encountered quartz veining and/or hydrothermal breccia that did not return values above background levels of gold and silver. Although only background gold and silver values were encountered, the geologic features identified at these targets are consistent with precious metal-bearing epithermal systems. One goal of this reconnaissance drilling is to identify promising geologic trends that will be further tested in order to explore for high-grade shoots typical of the mineralization found at the Frea, Kospi, and Huevos Verdes veins. Also, several other targets, such as Aguas Vivas to the north, remain to be drill tested on the property. Assay results are pending on drill holes SJD- 407 and SJD-408.

At Odin drill holes SJD-373, 393, and 399 did not intersect the vein and holes SJD-362, 365, 407, 415, and 424 contained no gold and silver values. Assay results are pending for Odin holes SJD-410, 411, 418, 438, and 440. At Ayelén drill holes SJD-378, 380, and 411 intersected the quartz vein without precious metal values and assay results are pending on SJD-416, 432-439, 441, and 443.

On March 12, 2008, Hochschild released updated resource and reserve estimates at San José in their Preliminary Results for Year Ended 31 December 2007. These results show an increase in reserves of 19% and an increase in resources of 28% over the year ended 31 December 2006 JORC Code results. Currently Minera Andes cannot endorse these results as only a part of the data on which the resource /reserve calculations are based has been released to Minera Andes. Minera Andes is in the process of obtaining this information and will review the data and report on the results as soon as practicable. Exploration work completed in the second half of 2007 includes 20,274 meters (82 holes) of drilling mainly on Frea, Odin, and Ayelén veins and several hundred meters of drifting along the Frea vein. Receipt of assay results is underway for 19 drill holes. The Frea, Odin, and Ayelén veins all have mineral potential and remains open at depth and along strike.

MSC plans a 2008 exploration program at San José consisting of mapping, compilation and interpretation of all project data on a district scale (115 km2) to identify new targets. Approximately 4,000 meters of surface drilling and 3,800 meters of underground drilling are planned for 2008 as a follow-up on the targets generated from the surface work.

Assay results for the drilling were reviewed by Brian Gavin, Minera Andes’ vice president, exploration, who is an appropriately qualified person as defined by National Instrument 43-101. All samples were collected in accordance with industry standards. Splits from the drill core samples were submitted to Alex Stewart Assayers, Argentina, S.A., in Mendoza, Argentina, for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.

San José—Mine Expansion

In March 2007, an aggressive exploration program was approved by the joint venture partners with the goal of adding new reserves and resources, and identifying new veins to increase mine life and facilitate the expansion of production at the San José Mine. Currently, a total of 40 kilometers of vein trend has been identified on the San José property. Extensive drilling has been conducted on only 15% or about 4 km of veins that make up the reserve and resource base. The 2007 drilling campaign was highly successful contributing significantly to increasing reserves and resources at San José. The mine life has doubled from 4.5 year to over 9 years and it appears we have the potential to add new reserves and resources.

In November of 2007, the board of MSC made the formal decision to double production capacity from 750 tonnes per day (tpd) to 1,500 tpd at the San José mine in southern Argentina. The cost of the expansion will be financed primarily from cash flow from the existing mine and unsecured local bank financing. Minera Andes anticipates the expansion to be completed by year-end 2008.

Various pieces of new equipment have been ordered by MSC for the mine expansion, including a new ball mill, flotation cells, a crusher and other ancillary equipment. Also, work to connect to the national power grid is underway, and this connection is forecast to provide significant cost savings over the on-site diesel generators that currently supply the electrical power to the project. Following connection to the power grid, the diesel generators will be retained as a backup power supply.

San José—Costs

In Q3 of 2007 the construction completion of the 750 tonnes per day operation is was estimated to cost $94.1 million, plus value added tax (IVA). Pre-completion mine expansion costs and costs related to the change in scope to the original mine plan incurred to date are approximately $11 million, plus IVA. At the end of the second quarter of 2007, when the decision to place the mine into production, Minera Andes reported the mine cost was estimated at $78.3 million, plus IVA. The amounts paid for IVA tax are refundable to MSC ratably based on production.

The 20% cost increase for completing construction of the mine arises from increases due to inflation of equipment and materials costs, construction delays, and increased contractor costs. Mine expansion costs and costs related to the change in scope to the original mine plan of approximately $11 million include the expansion of facilities, purchase of over-dimensioned equipment, mining engineering studies for the Kospi vein, the commencement of construction of the ramp for the Kospi vein, and additional underground workings.

The current project loan facility for $61 million with Hochschild was expanded to $65 million at the end of the second quarter of 2007 to cover additional mine completion costs and we are currently finalizing the terms and conditions of the formal loan documentation. The loan will be repaid from MSC cash flow and there is no hedging of the project’s gold and silver production (which had been required under the previously arranged bank financing facility). To accelerate the mine expansion and provide necessary funds from mine cash flow, Hochschild has agreed to extend the payback of the project loan facility until after completion of the expansion (except for expected repayment of $4 million from the proceeds of local bank loans to MSC in October, 2007).

In August 2007, the board of MSC approved a budget of $102.9 million for construction completion of the 750 tonnes per day operation, pre-production mine expansion costs, and costs related to the change in scope to the original mine plan incurred to date, $5.4 million for two months of sustaining costs, $2.1 million for exploration, $2.9 million for electrical connection to the regional power grid, and the related IVA for each item. The amounts paid for IVA tax are refundable to MSC ratably based on production. An amount of $27.4 million was funded by the MSC shareholders (Hochschild and Minera Andes).

In November 2007, the board of MSC approved project capital increases of $42.5 million. These capital increases are related to incremental costs associated with the processing facility at San José taking longer than anticipated to reach full capacity which required $34.1 million. At the end of 2007 Minera Andes investment in MSC totaled approximately $65 million.

San José—Production

In Q1 2008 the San José mine now comprises more than 13 km of underground workings accessed by ramps accessing the Huevos Verdes and Frea veins. A third ramp has also been constructed to access the Kospi vein, where 173 meters of the vein have been developed to date. The mine is currently staffed with 436 employees and 148 contractors.

The San José gold/silver mine saw a steady increase in production in Q4 2007 as reported by MSC to the owners. The San José mine is currently operating at rate of 750 tonnes per day. The first sales of metal from the mine occurred in December of 2007. The sales of metals that were produced during the construction/commissioning phase of the plant went to reduce the capital required for 2007. At year-end the mine had about 90% of its metal in inventory in the form of concentrates and doré. Several contracts are in place to sell doré and concentrate production.

SAN JOSE MINE PRODUCTION

Product	Q4 2007	Q3 2007	Year end 2007
Ore production (tonnes)	65,480	27,494	92,974
Average head grade silver (g/t)	536	544	538
Average head grade gold (g/t)	7.03	7.21	7.08
Silver produced (ounces)	776,000	182,000	958,000
Gold produced (ounces)	11,660	3,300	14,960
Net silver sold (ounces)*	92,000	0	92,000
Net gold sold (ounces)*	1,490	0	1,490

*	855 ounces of gold and 42,379 ounces of silver were produced during construction phase of the plant and have been recorded as a reduction to the capitalized cost of the plant.

During the start-up of San José in Q2 2007, several factors contributed to delays in the processing plant becoming fully operational, including technical issues related to the mill and the flotation process; problems with the intensive leaching process that produces a precipitate that is converted into doré, and extreme August weather conditions. We are advised that although the processing plant is now operating at capacity, the intensive leaching process remains in the commissioning stage. Re-engineering work is currently underway to improve the detoxification process. The operator expects theses issues to be corrected in the first half of 2008.

Other Mineral Properties

In addition to the Los Azules and San José properties, we own 100% of other mineral exploration properties, primarily silver and gold properties in the Santa Cruz province, comprised of 15 cateos and 29 manifestations of discovery totaling 89,775 hectares (221,839 acres). These properties reveal numerous similarities to the San José property. Other prospects contain structures with sinter-like quartz veining and anomalous arsenic and mercury. In San Juan province we hold four copper properties including Los Azules totaling 48,547 hectares. We plan to spend a minimum of $500,000, subject to available financing, in exploration on these Other properties in the coming year.

All our exploration programs are supervised by Brian Gavin, vice president of exploration, who has reviewed the exploration programs and is the qualified person under Canada’s National Instrument 43-101.

Selected Annual Information

	December 31, 2007	December 31, 2006	December 31, 2005
Financial results
Net loss	$8,195,137	$10,772,440	$3,634,060
Basic and diluted loss per common share	.05	.08	.04

Financial position
Total assets	130,754,939	48,986,553	25,452,826
Total long-term liabilities	39,671,830	9,845,000	—

Cash flow
Cash used in operating activities	(654,307)	(1,789,156)	(1,441,846)
Cash used in investing activities	(24,377,346)	(16,929,581)	(12,817,344)
Cash provided by financing activities	45,888,167	17,648,799	15,846,929
Increase (decrease) in cash and cash equivalents	20,856,514	(1,069,938)	1,587,739
Cash and cash equivalents, beginning of period	2,244,621	3,314,559	1,726,820
Cash and cash equivalents, end of period	23,101,135	2,244,621	3,314,559

Summary of Quarterly Results

Quarter ended	12/31/07	9/30/07	6/30/07	3/31/07	12/31/06	9/30/06	6/30/06	3/31/06
Net loss	5,788,128	980,211	417,144	1,009,654	8,149,816	777,110	1,277,664	567,849
Per share	.03	.01	.00	.01	.05	.01	.01	.01
Basic and diluted loss per common share	.03	.01	.00	.01	.05	.01	.01	.01

Results of Operations

2007 compared to 2006

In 2007, our net loss was $8.2 million (5 cents per share) compared with a net loss of $10.8 million (8 cents per share) in 2006. The difference was caused primarily by stock option compensation and write-off of deferred exploration costs being $5.0 million and $0.3 million less, respectively, in 2007 than in 2006. Our general and administrative costs were $2.8 million in 2007 compared to $7.0 million in 2006. The difference was caused primarily by the difference in stock option compensation and write-off of deferred exploration costs between the two years. The following table summarizes other significant changes in operations in 2007 compared to 2006.

Description	2007	2006
Legal, audit and accounting fees(1)	$812,699	$619,729
Consulting fees(2)	426,742	1,766,655
Office overhead and administration fees(3)	499,228	382,595
Wages and benefits(2)	736,764	4,064,959
Foreign exchange (gain) loss(4)	(699,459)	76,602
Loss on equity investment(5)	4,665,855	1,436,468

Notes:

(1)	Legal, audit and accounting fees include legal expenses for listing on the Toronto Stock Exchange in 2007 and an increase in auditing fees related to Sarbanes Oxley 404 work.
(2)	Consulting fees and wages and benefits decreased primarily because $1,407,049 and $3,622,838, respectively, were expensed in 2006 for stock option compensation, compared to $40,000 in stock option compensation expense included in wages and benefits in 2007.
(3)	Increase in office overhead and administration fees primarily due to increase in marketing and advertising costs.
(4)	We realized a foreign exchange gain in 2007. This is mostly related to the effect of a strengthening Canadian dollar on our cash equivalents in Canadian dollar instruments.
(5)	The loss on equity investment is our share (49%) of the operating loss incurred by Minera Santa Cruz S.A.

In 2008 we will be continuing the prospecting, acquisition, exploration and evaluation of property interests that have been our hallmark since our inception, and we will focus on the Santa Cruz, and San Juan properties. As in the past, if a property or program does not meet our requirements in the future, costs associated with abandonment of the property or program will result in a charge to operations. For this reason, we may incur additional write-offs in future periods, although the amounts of such write-offs are difficult to predict, as they will be determined by the results of future exploration activities.

Having completed an impairment review, we determined to write-off $1,127,287 of mineral properties and deferred exploration costs relating to Santa Cruz Cateos project in 2007 (2006 –$1,712,633); and $250,997 relating to Chubut projects (2006-nil).

Mineral property and deferred exploration costs in 2007 amounted to $4.1 million compared to $2.8 million in 2006.

The following table summarizes the significant changes in exploration expense for 2007 compared to 2006.

Description	2007	2006
Construction and trenching	$187,109	$32,265
Consulting	158,709	163,333
Drilling	1,283,643	850,803
Equipment rental	555,667	240,597
Geology	757,041	504,832
Legal	183,676	125,012
Materials and supplies	193,559	82,575
Property and mineral rights	45,921	221,334
Travel	268,130	215,540

Significant differences between years were due to increased exploration activity in 2007 primarily at the Los Azules property.

2006 compared to 2005

In 2006, our net loss was $10.8 million (8 cents per share) compared with a net loss of $3.6 million (4 cents per share) in 2005. The difference was caused primarily by stock option compensation and write-off of deferred exploration costs being $4.3 million and $1.7 million greater, respectively, in 2006 than in 2005. Our general and administrative costs were $7.0 million in 2006 compared to $2.3 million in 2005. The difference was caused primarily by the difference in stock option compensation between the two years. The following table summarizes other significant changes in operations in 2006 compared to 2005.

Description	2006	2005
Legal, audit and accounting fees(1)	$619,729	$267,225
Consulting fees(2)	1,766,655	595,752
Office overhead and administration fees(3)	382,595	308,037
Wages and benefits(2)	4,064,959	858,969

Notes:

(1)	Legal, audit and accounting fees increased this year due to an increase in audit fees and accounting fees related to Sarbanes-Oxley compliance.
(2)	Consulting fees and wages and benefits increased primarily because $1,167,096 and $3,093,698 more in stock option compensation, respectively, were expensed in 2006 than in 2005.
(3)	Office overhead and administration fees included public and investor relations program expenses, advertising and numerous conferences attended during the year.

Contractual Obligations, Contingent Liabilities and Commitments

We enter into operating leases in the normal course of business. Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to renew the lease. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional lease agreements. In addition we also enter into loan facilities as sources of financing for our advanced projects.

Our lease and loan obligations as at December 31, 2007 are as follows:

Contractual Obligations		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt-Project loan (1)	$31,850,000	$6,860,000	$24,990,000	$—	$—
Long Term Debt-Bank Loan(2)	14,591,830	—	14,591,830	—	—
Operating Lease Obligations (3)	82,512	41,112	41,400	—	—
Purchase Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Other long-term liabilities – Asset Retirement Obligation	90,000	—	—	—	90,000
Total	$46,614,342	$6,901,112	$39,623,230	$—	$90,000

(1)	Under terms of the project financing facility for the San José mine, a subsidiary of Hochschild will lend 51% of a bridge loan and permanent financing directly to MSC and 49% of the loan will be lent to Minera Andes which in turn will lend the funds to MSC. The amount shown above is the loan that Minera Andes owes Hochschild and is mirrored by a loan in equal amount that MSC owes Minera Andes. The loan will be paid out of cash flow from the mine. See Note 4b in the December 31, 2007 consolidated financial statements for additional details.
(2)	Macquarie Bank Limited. See Note 6 in the December 31, 2007 consolidated financial statements for additional details.
(3)	Contingency consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

The table of contingencies above does not include the following:

On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom, Inc. a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production. Our obligation expires December 31, 2013. As of December 31, 2007 no payments are required under this agreement.

In addition, mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, San Juan, Santa Cruz and Chubut have not yet established a policy regarding the royalty.

MSC has signed agreements with third party providers relating to the development of the San José/Huevos Verdes project. Our 49% portion of these commitments is approximately $16 million.

We are obligated to fund our 49% of costs at San José that are not funded by project financing as well as 49% of capital contributions or our ownership will be diluted. As of December 31, 2007, we do not expect to have any further cash calls as the Company is now operating and plant expansion costs are to be paid from cash flow of the operation.

In March 2007, we received a two-year loan from Macquarie Bank Limited for $7,500,000 of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. In October 2007, Minera Andes received another tranche $10 million on the existing loan facility from Macquarie. The total loan facility to them is $17.5 million. The main purpose of the facility was to provide additional funding to Minera Andes for its 49% portion of the costs of the exploration, sustaining capital, cost overruns and expansion related costs of the MSC project that commenced production in the second quarter of 2007. See Note 6 in the December 31, 2007 financial statements for additional details.

The October 2007 debt financing was primarily for Minera Andes’ 49% share of the October cash call from MSC of $17.4 million for costs of mine construction, expansion of the exploration program which includes drilling new targets, expanding the reserves and resources, and for general working capital. In October 2007 Minera Andes sent funds of $8.53 million to MSC to fund its 49% portion of the cash call.

On November 8, 2007, we entered into an agreement with a consultant that requires the payment of $30,000 per month for the term of the agreement. The term is unspecified and can be cancelled at any time after February 2008.

Outstanding Share Data (as at March 26, 2008):

Class and Series of Security	Number Outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares	189,324,935

Stock options	10,070,000	Various (December 5, 2008 to March 21, 2013)	Exercisable for one common share each at Cdn$0.31 to Cdn$1.73

Purchase warrants	22,400,605	Various (September 19, 2008 to March 22, 2010)	Exercisable for one common share each at Cdn$0.50 to Cdn$2.41

Agents compensation options	1,104,282	December 21, 2009	Exercisable for one unit each at Cdn$1.70. Each unit consists of one common share and one-half purchase warrant, exercisable at Cdn$2.00
Agents compensation purchase warrants	552,140	December 21, 2009

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Liquidity and Capital Resources

Due to the nature of the mining business, the acquisition, exploration, and development of mineral properties requires significant expenditures prior to the commencement of production. To date, we have financed our activities through the sale of equity securities and joint venture arrangements. We expect to use similar financing techniques in the future, however we cannot assure you that we will be successful in our financing activities in the future. Our ability to continue in operation is dependent on our ability to secure additional financing, and while we have been successful in doing so in the past we cannot assure you that we will be able to do so in the future. Management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability to continue as a going concern. Our financial statements do not include the adjustments that would be necessary should we be unable to continue as a going concern.

In recognition of our liquidity and capital resources, our independent public accountants have included a comment in their report on our accompanying consolidated financial statements for the year ended December 31, 2007, that would express doubt as to our ability to continue as a going concern.

Our exploration and development activities and funding opportunities, as well as those of our joint venture partner, may be materially affected by precious and base metal price levels and changes in those levels. The market prices of precious and base metals are determined in world markets and are affected by numerous factors which are beyond our control.

At December 31, 2007, we had cash and cash equivalents of $23.1 million, compared to cash and cash equivalents of $2.2 million as of December 31, 2006. Working capital at December 31, 2007 was $3.7 million compared with $1.6 million at the end of 2006. Net cash used in operating activities during 2007 was $0.6 million compared with $1.8 million in 2006. Investing activities in 2007 used $24.4 million, compared with $16.9 million used in 2006. The increase in investing activity is due to the investment in the San José project.

In 2007, we had private placements which raised proceeds of $20.6 million, net of agents’ commissions, through the issuance of 13,880,645 units at a price of Cdn$1.55 per unit, gross proceeds of $7.1 million for the exercise of 8,904,852 warrants; and $0.8 million for the exercise of 1,650,000 stock options.

In October 2006, we signed a letter of intent for project financing with an affiliate of Hochschild. Under terms of the project financing facility for the San José mine, an affiliate of Hochschild lent 51% of a bridge loan and permanent financing directly to MSC and 49% of the loan was lent to Minera Andes which in turn will lend the funds to MSC. As at December 31, 2007 and March 26, 2008, the $20 million bridge loan plus $45 million in advances on the permanent financing, a total of $65 million, had been lent to the project; the 49% portion of this which was lent from Hochschild to Minera Andes and in turn lent from Minera Andes to MSC was $31.85 million. See Note 4b of the December 31, 2007 consolidated financial statements for additional details.

In February 2007, the shareholders approved a warrant exercise incentive program. The Company received gross proceeds of Cdn$3.9 million through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Company.

In March 2007, we received a two-year loan from Macquarie Bank Limited (“Macquarie”) for $7,500,000 of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. See Note 6 in the December 31, 2007 consolidated financial statements for additional details. In October 2007, Minera Andes received a loan facility from Macquarie Bank Limited of $10 million. The main purpose of the facility was to provide additional funding to Minera Andes for its 49% portion of the costs of the exploration, sustaining capital, cost overruns and expansion related costs of the MSC project that entered its production commissioning phase in the third quarter of 2007.

On December 19, 2007, we announced proposed financing for a brokered private placement of units for gross proceeds of up to Cdn$35.0 million. On December 21, 2007 the first closing was completed. The first closing was completed for Cdn$21.515 million by issuing 13,880,645 units at a price of Cdn$1.55 per unit.

Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$2.00 per share until December 21, 2009. The securities are subject to a four-month hold period. Scotia Capital Inc. (“Scotia”) acted as agent on the brokered private placement in Canada while Shoreline

Pacific LLC acted in the U.S. (together the “Agents”). The finders received a cash commission of 5% of the gross proceeds or $1,075,781. The finders also received agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold pursuant to the offering. Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of Cdn$1.70 per unit until December 21, 2009. The fair value of the agent options was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.85%; expected volatility of 58.79% and an expected life of 24 months. The fair value calculated to be $365,934 was recorded with a corresponding entry to contributed surplus. A total of 13,880,645 common shares have been issued pursuant to the final closing of the private placement, and 6,940,322 common shares will be reserved for issuance on the exercise of the warrants and the 694,032 units for exercise of the Agent’s Options.

Subsequent to year end on January 29, 2008, a second closing was completed. The second closing was completed for Cdn$12.079 million by issuing 7,778,023 units at a price of Cdn$1.55 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$2.00 per share until December 21, 2009. The securities are subject to a four-month hold period. Scotia Capital Inc. (“Scotia”) acted as agent on the brokered private placement in Canada while Shoreline Pacific LLC acted in the U.S. (together the “Agents”). The non-brokered private placement was completed with Canaccord Capital Corporation (“Finders”). The Agents and Finders received a 5% commission. The Agents and Finders also received Agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold pursuant to the offering. Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of Cdn$1.70 per unit until December 21, 2009. A total of 7,778,023 common shares have been issued pursuant to the second closing of the private placement, and 3,896,511 common shares will be reserved for issuance on exercise of the warrants and 389,651 units for issuance on the exercise of the Agent’s Options.

The third and final closing of the private placement was completed on February 11, 2008 and sold 427,000 units at a price of Cdn$1.55 per unit for gross proceeds of Cdn$661,850. The final closing was non brokered private placement. Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$2.00 per share until December 21, 2009. The securities are subject to a four month hold period. The non-brokered private placement was completed with Canaccord Capital Corporation (“Finders”). The Finders received a cash commission of 5% of the gross proceeds. The Finders also received agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold pursuant to the offering. Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of Cdn$1.70 per unit until December 21, 2009. A total of 427,000 common shares have been issued pursuant to the final closing of the private placement, and 213,500 common shares will be reserved for issuance on the exercise of the warrants and the 21,350 units for exercise of the Agent’s Options.

Related Party Transactions

During 2007 and 2006, we incurred the following transactions with a related party: legal fees to a director and officer totaling $62,344 and $55,839, respectively. The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Investor Relations

During 2007 we attended various trade shows and gold conferences to increase awareness in our activities in the mining industry. We also advertised our corporate profile on several Web-based sites and in the news media. In addition, we have retained the services of a media consultant to design company presentations and literature.

Audit Committee

Allan J. Marter, previously a senior financial executive with Golden Star Resources Ltd., of Littleton, CO, is a member of the board of directors and Chairman of the audit committee. The other audit committee members are Jack Crabb and Gary Craig. As defined in NI 52-110, all of the audit committee members are “independent” and “financially literate.” Mr. Marter also qualifies as a financial expert, as defined by General Instruction B(8) of Form 40-F.

EVALUATION OF CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting were not effective as December 31, 2007, at the reasonable assurance level, because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

Notwithstanding the existence of the material weaknesses described below, management has concluded that the consolidated financial statements in this Form 40-F fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), including a reconciliation of net loss to US Generally Accepted Accounting Principles (US GAAP).

The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2007.

A material weakness, as defined by Securities Exchange Commission rules, is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, management determined that there were control deficiencies that constituted material weaknesses, as described below.

The Company does not have sufficient personnel with the skills and experience in the application of US GAAP. This control weakness results in a reasonable possibility that a material misstatement in the notes of the consolidated financial statements on the differences between Canadian and United States generally accepted accounting principles will not be prevented or detected on a timely basis. Specifically, the Company’s disclosure controls initially failed to identify the impact of new accounting pronouncements in the Company and other amendments to related note disclosures. These errors were corrected by management prior to the issuance of the Company’s December 31, 2007 consolidated financial statements.

The Company does not have sufficient personnel with the necessary knowledge, experience and training in the application of income tax commensurate with the Company’s financial reporting requirements. This control weakness results in a reasonable possibility that a material misstatement in the notes of the consolidated financial statements on income taxes will not be prevented or detected on a timely basis. These errors were corrected by management prior to the issuance of the Company’s 2007 consolidated financial statements.

Based on our assessment and because of the material weaknesses described above, management has concluded that our internal control over financial reporting was not effective as of December 31, 2007.

The effectiveness of the registrant’s internal control over financial reporting as at December 31, 2007 has been audited by BDO Dunwoody LLP as stated in their Auditor’s Report that accompanies the registrant’s consolidated financial statements for the fiscal year ended December 31, 2007 filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Remediation of Control Weakness

The Company will enhance its US GAAP accounting and tax staff training and development. Additionally, the Company will increase the use of services of outside consultants who have expertise in complex US GAAP accounting and tax matters to assist in identifying and resolving complex issues.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2007, there were changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting, as follows:

The registrant has enhanced controls surrounding interim end and year end reporting. One of the major enhancements is improved documentation over the financial statement preparation.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex. The most significant accounting policies that are most important to the portrayal of our current financial condition and results of operations relates to mineralization and deferred development costs. Other accounting policies are disclosed in Note 2 of Notes to Consolidated Financial Statements. These financial statements do not include any adjustments to the amount and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Recent Accounting Pronouncements

Recently issued Canadian and United States accounting pronouncements have been outlined below.

In September 2006, Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective for the fiscal year beginning November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or results of operation.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”—an amendment of FASB Statement No. 87, 88, 106 and 132R (SFAS 158). This Statement requires an employer to recognize in its statement of financial position an asset of a plan’s over funded status or a liability for a plan’s under funded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions), and recognize changes in the funded status of a defined benefit postretirement plan in the year changes occur. The Company expects that adoption of SFAS 158 will have no impact on its financial condition or results of operations.

In September 2006, the FASB issued FSP No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities”. The guidance in this FSP is applicable to entities in all industries. The FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The implementation of FSP No. AUG AIR-1, effective January 1, 2007, did not have a material impact on the Company’s consolidated financial statements.

In September 2006, The Emerging Issues Committee (“EIC”) issued Abstract No. 163, “Determining the Variability to be Considered in Applying AcG-15” (“EIC-163”). This guidance provides additional clarification on how to analyze and consolidate a variable interest entity (“VIE”). EIC-163 concludes that the “by-design” approach should be the method used to assess variability (that is created by risks the entity is designed to create and pass along to its interest holders) when applying the VIE standards. The “by-design” approach focuses on the substance of the risks created over the form of the relationship. The guidance may be applied to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under the VIE standards when a reconsideration event has occurred, effective January 1, 2007. The implementation of this guidance did not have a material impact on the Company’s consolidated financial statements.

In December 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 1535, “Capital Disclosures”. This Section establishes standards for disclosing information about an entity’s capital and how it is managed. This Section applies to interim and annual financial statements relating to fiscal years beginning on of after October 1, 2007, and is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2006, the CICA issued Section 3863, “Financial Instruments – Presentation”, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This standard harmonizes disclosures with International Financial Reporting Standards. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, and is not expected to have a material impact on the Company’s financial statements.

FSP FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48”, amends FASB interpretation No.48, Accounting for Uncertainty in Income tax, to provide guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Interpretation also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The FSP is to be adopted upon initial adoption of FIN 48 with retroactive treatment if required.

The Company adopted FIN 48 – “Accounting for Uncertainty in Income Tax” on January 1, 2007, consistent with the provisions of the FSP, with no cumulative effect adjustment recorded at adoption. Accordingly, there is no impact on the Company’s December 31, 2007 consolidated financial statements resulting from the adoption of FIN 48. FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the Statement of Operations. FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense calculation. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

Effective January 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook Section 3855, “Financial Instruments- Recognition and Measurement”; Section 1530, “Comprehensive Income”; Section 3865, “Hedges” and Section 3861, “Financial Instruments- Disclosure and Presentation”. These new Handbook sections provide comprehensive requirements for the recognition and measurement of financial instruments, and introduce a new component of equity referred to as accumulated other comprehensive income (“AOCI”). Under these new standards, all financial instruments, including derivatives, are recognized on the Company’s Consolidated Balance Sheet. Derivatives are measured at fair value with unrealized gains and losses reported in net income. Short-term investments are measured at fair value with unrealized gains and losses reported in AOCI. The Company’s other financial instruments (accounts receivable, accounts payable and accrued liabilities, and bank debt) are measured at fair value. No adjustments to the Company’s consolidated financial statements were required upon transition to the new financial instruments.

Effective January 1, 2007, CICA HB Section 1530 – “Comprehensive Income”, introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations. The implementation of this of this guidance did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2007, CICA HB Section 3865 – “Hedges”, provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The implementation of this of this guidance did not have a material impact on the Company’s consolidated financial statements.

In February 2007 the FASB issued SFAS No.159—“the Fair Value Option for Financial Assets and Financial Liabilities”—including an amendment to FAS 115. This standard permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS No.159 will have on its financial condition and results of operations.

In March 2007, the CICA issued Section 3862 “Financial Instruments – Disclosures”, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories. This standard harmonizes disclosures with International Financial Reporting Standards. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007 and is not expected to have a material impact on the Company’s financial statements.

In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards (“IFRS”) into Canadian GAAP”. This plan includes an outline of the key decisions that the CICA will need to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting principles with IFRS. The changeover date from Canadian GAAP to IFRS is for annual and interim financial statements relating to fiscal years beginning on or after January 1, 2011.

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards. This Section provides more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, and is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. The Company is currently reviewing the guidance, which is effective for fiscal years beginning after December 15, 2008, to determine the potential impact, if any, on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. The standard requires all entities to report noncontrolling (minority) interests as equity in consolidated financial statements. SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. The Company is currently reviewing the guidance, which is effective for fiscal years beginning after December 15, 2008, to determine the potential impact, if any, on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

Subsequent Events

On December 19, 2007, we announced proposed financing for a brokered private placement of units for gross proceeds of up to Cdn$35.0 million.

On December 21, 2007 the first closing was completed. The first closing was completed for Cdn$21.515 million by issuing 13,880,645 units at a price of Cdn$1.55 per unit.

Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$2.00 per share until December 21, 2009. The securities are subject to a four-month hold period. Scotia Capital Inc. (“Scotia”) acted as agent on the brokered private placement in Canada while Shoreline Pacific LLC acted in the U.S. (together the “Agents”).

The Finders received a cash commission of 5% of the gross proceeds or $1,075,781. The Finders also received agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold pursuant to the offering. Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of Cdn$1.70 per unit until December 21, 2009. The fair value of the agent options was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.85%; expected volatility of 58.79% and an expected life of 24 months. The fair value calculated to be $365,934 was recorded with a corresponding entry to contributed surplus. A total of 13,880,645 common shares have been issued pursuant to the final closing of the private placement, and 6,940,322 common shares will be reserved for issuance on the exercise of the warrants and the 694,032 units for exercise of the Agent’s Options.

Subsequent to year end on January 29, 2008, the second closing was completed. The second closing was completed for Cdn$12.079 million by issuing 7,778,023 units at a price of Cdn$1.55 per unit.

Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$2.00 per share until December 21, 2009. The securities are subject to a four-month hold period. Scotia Capital Inc. (“Scotia”) acted as agent on the brokered private placement in Canada while Shoreline Pacific LLC acted in the U.S. (together the “Agents”). The non-brokered private placement was completed with Canaccord Capital Corporation (“Finders”).

The Agents and Finders received a 5% commission. The Agents and Finders also received Agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold pursuant to the offering. Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of Cdn$1.70 per unit until December 21, 2009. A total of 7,778,023 common shares have been issued pursuant to the second closing of the private placement, and 3,896,511 common shares will be reserved for issuance on exercise of the warrants and 389,651 units for issuance on the exercise of the Agent’s Options.

The third and final closing of the private placement was completed on February 11, 2008 and sold 427,000 units at a price of Cdn$1.55 per unit for gross proceeds of Cdn$661,850. The final closing was non brokered private placement. Each unit consists of one common share and one-half of one common share purchase warrant. One whole common share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$2.00 per share until December 21, 2009. The securities are subject to a four month hold period. The non-brokered private placement was completed with Canaccord Capital Corporation (“Finders”).

The Finders received a cash commission of 5% of the gross proceeds. The Finders also received agent’s compensation options (“Agent’s Options”) equal to 5% of the aggregate number of units sold pursuant to the offering. Each Agent’s Option upon exercise will entitle the holder to acquire one unit at an exercise price of Cdn$1.70 per unit until December 21, 2009. A total of 427,000 common shares have been issued pursuant to the final closing of the private placement, and 213,500 common shares will be reserved for issuance on the exercise of the warrants and the 21,350 units for exercise of the Agent’s Options.

Subsequent to year end, the San Jose Project has begun production. During the fiscal year, the expenses related to the construction of the operations and related interest expense on the debt has been capitalized as the plant had not been placed in mine operations. In 2008, expenses related to the operations of the plant and the interest expense will be expensed as incurred.

On February 14, 2008, 100,000 stock options were granted to an employee at a share price of Cdn$1.35. The options will vest every six months from the February 14, 2008 grant date to February 14, 2010.